

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2023

Huan Liu
Chief Executive Officer
Cheetah Net Supply Chain Service Inc.
6201 Fairview Road, Suite 225
Charlotte, NC 28210

      Re: Cheetah Net Supply Chain Service Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted February 2, 2023
          CIK No. 0001951667

Dear Huan Liu:

      We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted February 2, 2023

Risk Factors
Operational Risks
Our Engagement of independent contractors, who serve as purchasing agents..., page 13

1.   We note your response to prior comment 7, including disclosure regarding the terms of the independent contractor agreements. Please revise your Business section to similarly provide a brief summary of these agreements with your independent contractors and key terms of these agreements.

You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li